

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

March 2, 2018

Bardia Rahimzadeh
Chief Executive Officer and Chief Financial Officer
Hawk Street Acquisition Corporation
9545 Wilshire Boulevard #612
Beverly Hills, CA 90212

> **Re:** **Hawk Street Acquisition Corporation**
> **Form 10-K for the year ended December 31, 2016**
> **Filed April 17, 2017**
> **Form 10-K/A#1 for the year ended December 31, 2016**
> **Filed February 28, 2018**
> **File No. 000-55676**

Dear Mr. Rahimzadeh:

We have reviewed your February 28, 2018 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 20, 2017 letter.

Item 9A. Controls and Procedures

Management's Annual Report on Internal Control over Financial Reporting

1.   We note your response to prior comment 4. It does not appear that you have disclosed any material weaknesses in the company's internal control over financial reporting identified by management. Please advise or provide us with the material weaknesses and disclose in future filings. Refer to Item 308(a)(3) of Regulation S-K.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3226 with any other questions.

Sincerely,

/s/ Craig D. Wilson

Craig D. Wilson
Sr. Asst. Chief Accountant
Office of Information Technologies
and Services

cc: <u>Via E-mail</u>
Jarvis J. Lagman, Esq.
Cassidy & Associates